VIA EDGAR

August 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Stacie Gorman

Re: Trailblazer Acquisition Corp.

Registration Statement on Form S-1

Filed July 11, 2025

File No. 333-288651

Dear Ms. Gorman:

Trailblazer Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 7, 2025 (“Comment Letter”) relating to the Registration Statement on Form S-1, submitted by the Company with the Commission on July 11, 2025 (the “Registration Statement”).

The Company has publicly filed via EDGAR its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects the Company’s responses to the Comment Letter received from the Staff and certain updated information. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-1

Cover Page

1.	We note your disclosure that you may pay finder's fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or their affiliates. On page 36 and elsewhere, you refer to this fee only being paid to independent directors. Please revise your disclosure, as appropriate, to address this discrepancy. Please also describe the extent to which the conversion of the working capital loans into warrants and their cashless exercise, for example, may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K. Please make similar revisions to your disclosure on pages 10 and 111. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has corrected the discrepancy by adding the disclosure from the cover page of Amendment No. 1 to pages 34, 141 and153. Additionally, the Company has added the additional disclosure regarding potential dilution from conversion of the working capital loans to the cover page and to pages 10 and 111 of Amendment No. 1.

2.	When discussing conflicts of interest in paragraphs 6 and 7, please expand your statement as to actual or potential material conflicts of interest between purchasers in the offering and the SPAC sponsor and its affiliates, to include promoters. Refer to Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on the cover page of the Amendment No. 1.

Conflicts of Interest, page 35

3.	We note your disclosure on page 35 that your "sponsor, officers, or directors or their respective affiliates may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 143. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added the disclosure to pages 35, 75 and 145 of the Amendment No. 1.

Dilution, page 94

4.	Please revise your dilution table to include the label “Assuming No Exercise of Over-Allotment Option” in the appropriate location.

Response: The Company acknowledges the Staff’s comment and has added the revised disclosure on page 95 of the Amendment No. 1.

Proposed Business

Sponsor Information, page 110

5.	We note your disclosure on your cover page that "[your] sponsor transferred 25,000 founder shares to each of our independent directors and 15,000 founder shares to our Chief Financial Officer (an aggregate of 90,000 founder shares) as compensation for their services." Please revise to provide all of the disclosure required by Item 1603(a)(7) of Regulation S-K, including any direct or indirect interests to be received by your independent directors. Please also revise your disclosure on page 140 as appropriate. Please refer to Item 402(r)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and added disclosure on pages 9 and 111 of the Amendment No. 1.

Sourcing of Potential Business Combination Targets, page 114

6.	We note your disclosure states: "We have not contacted any of the prospective target businesses that our management team in their prior SPACs had considered and rejected as target businesses to acquire." Please revise the appropriate section or sections of your document to describe any experience your sponsor, officers and directors have had experience in organizing a SPAC. For each prior SPAC, please disclose any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. See Item 1603(a)(3) of Regulation S-K. To the extent your sponsor, officers and directors do not have experience in organizing SPACs, please add a separate risk factor highlighting this fact.

Response: The Company acknowledges the Staff’s comment and advises that the management team has no prior SPACs and has accordingly deleted the disclosure on page 115 of the Amendment No. 1.

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

7.	We note that the hyperlink to exhibit 10.1 currently leads to the Investment Management Trust Agreement, and the hyperlink to exhibit 10.2 currently leads to the Letter Agreement. Please update to provide the correct hyperlinks. Please refer to Item 601(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has corrected the hyperlinks to the referenced exhibits on page II-2 of the Amendment No. 1.

8.	We note your disclosure on page 185 and elsewhere that the underwriter may purchase an aggregate of up to 3,000,000 additional units in the over-allotment option. Please have counsel revise clause (a) of the opinion to reflect this.

Response: The Company acknowledges the Staff’s comment and counsel has revised and replaced the Ex. 5.2 to the Amendment No. 1.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Eric Semler
Eric Semler, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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